ERIC M. HELLIGE

                                                       DIRECT TEL: 212-326-0846
                                                       DIRECT FAX: 212-798-6380
                                                       ehellige@pryorcashman.com

                                                September 15, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ms. Maryse Mills-Apenteng

      Re:   Robocom Systems International, Inc.
            Preliminary Schedule 14A
            Filed on August 26, 2005
            Form 10-KSB for the years ended May 31, 2004 and 2005
            File No. 0-22735

Ladies and Gentlemen:

      On behalf of Robocom Systems International, Inc., a corporation organized pursuant to the laws of the State of New York (the "Company"), and in connection with the special meeting of shareholders of the Company, we hereby file by EDGAR transmission a copy of Amendment No. 1 ("Amendment No. 1") to the Company's preliminary proxy statement on Schedule 14A (the "Proxy Statement").

      This letter sets forth our responses to the Staff's letter dated September 7, 2005 relating to the Proxy Statement. The numbered responses below correspond to the numbered paragraphs of the Staff's letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

                                    Responses

1. The Company responded to this comment in its letter to the Staff dated September 9, 2005 which was transmitted via EDGAR.. In the Staff's letter dated September 12, 2005, the Staff indicated that it had completed its review of the Company's Annual Report on Form 10-KSB and related filings and had no further comments at this time.

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Securities and Exchange Commission
September 15, 2005
Page 2

2. The Company acknowledges the Staff's comment and has revised the Proxy Statement to include as Annex C the unaudited pro forma balance sheet and statement of operations for its fiscal year ended May 31, 2005. The unaudited pro forma condensed balance sheet of the Company at May 31, 2005 gives effect to the proposed sale as if it had occurred on May 31, 2005. The unaudited pro forma condensed statement of operations for the fiscal year ended May 31, 2005 gives effect to the proposed sale as if it had occurred as of June 1, 2004.

3. The Company confirms that Avantce RSI, LLC is not an affiliate of the Company. Amendment No. 1 contains the appropriate disclosure in "Questions and Answers about the Special Meeting", the "Summary Term Sheet" and the section titled "Information about the Buyer" under Proposal No. 1.

4. The requested Summary Term Sheet and pro forma financial information have been added to Amendment No. 1 in response to this comment. With regard to the Staff's request to provide historical information regarding the business being sold, the Company notes that it is selling all of its business and believes that the incorporation by reference of its Annual Report on Form 10-KSB for the fiscal year ended May 31, 2005 satisfies this requirement.

5. Additional disclosure has been added to the section titled "Background of the Asset Sale" under Proposal No. 1 in response to this comment.

6. Additional disclosure has been added to "Questions and Answers about the Special Meeting", the "Summary Term Sheet" and the section titled "Use of Proceeds of the Asset Sale" under Proposal No. 1 to clarify that no dividend has been declared in connection with the asset sale and that there can be no assurance that the Company's board of directors will declare a dividend in the future.

7. Additional disclosure has been added to the "Summary Term Sheet" and the section titled "Business of the Company Following the Asset Sale" under Proposal No. 1 to indicate that the Company has no current commitments or agreements to pursue any particular transaction or strategy following the consummation of the asset sale.

8. Additional disclosure has been added to the "Summary Term Sheet" and the section titled "Purchase Price" under Proposal No. 1 to clarify that there are no other purchase price adjustments and that the Company anticipates that it will have working capital on the closing date in excess of the target amount, although there can be no assurance of any such excess.

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Securities and Exchange Commission
September 15, 2005
Page 3

      9. The disclosure in the section titled "Treatment of Outstanding Options" under Proposal No. 1 has been revised to indicate that outstanding options to purchase the Company's common stock will remain outstanding on the same terms following the consummation of the asset sale.

      10. The Company acknowledges the Staff's comment. The Company understands that no specific change to the Proxy Statement is required as a result of this comment.

      The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company believes it has fully responded to the comments of the Commission. We hereby respectfully request that the Staff review our proposed responses on an expedited basis. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.

                                                Very truly yours,

                                                /s/ Eric M. Hellige

                                                Eric M. Hellige

cc:   Mr. Irwin Balaban, Chief Executive Officer
      Eisner & Lubin LLP